$[62,996,000]
(Approximate)

HELOC Notes

Preliminary Term Sheet
American Home Mortgage Investment Trust 2006-2
Mortgage Backed Notes, Series 2006-2

American Home Mortgage Securities LLC
(Depositor)

American Home Mortgage Servicing, Inc.
(Servicer)

GMAC Mortgage Corporation
(HELOC Back-Up Servicer)

Wells Fargo Bank, N.A.
(Securities Administrator)

CIFG Assurance North America, Inc.

(Credit Enhancer)

June 27, 2006

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus and to solicit an indication of interest in purchasing such securities, when, as and if issued. Any such indication will not constitute a contractual commitment by you to purchase any of the securities until the offering has been priced and we have advised you of and confirmed the allocation of securities to be made to you. You may withdraw your indication of interest at any time prior to the notice of allocation. The issuer is not obligated to issue such security or any similar security and the underwriter’s obligation to deliver such security is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such security when, as and if issued by the issuer. You are advised that the terms of the securities, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that securities may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such securities to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. If for any reason the issuer does not deliver such certificates, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

An investor or potential investor in the Notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(877) 867-2654.

AUTOMATICALLY GENERATED E-MAIL DISCLAIMERS
Any disclaimer appearing at the bottom of the email communication to which this free writing prospectus is attached stating either of the following (or any derivative thereof):

(1) that these materials contain confidential information; or
(2) that the sender does not accept liability relating to the accuracy or completeness of these materials; or
(3) that these materials do not constitute a solicitation or an offer to buy or sell securities in each case, is not applicable to these materials and should be disregarded. Such disclaimers have been automatically generated as a result of these materials having been sent via e-mail or another system such as Bloomberg.

COMPUTATIONAL MATERIALS

The attached information contains certain tables and other statistical analyses (the "Computational Materials") that have been prepared by UBS Securities LLC. Numerous assumptions (including preliminary assumptions about the pool assets and structure) were used in preparing the Computational Materials that may or may not be reflected herein. Any such information or assumptions are subject to change. The information in this free writing prospectus may reflect assumptions specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any assumptions specifically required by you. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

American Home Mortgage Securities, LLC

American Home Mortgage Investment Trust, Series 2006-2
$[62,996,000] (Approximate)

Structure Overview

To 20% Optional Termination (2)
Class*	Approx. Size (1)	Type	. BMark	Est. WAL(3) (yrs)	Est. Prin. Window(3) (mos)	Expected Final Maturity (4)	Stated Final Maturity (5)	Expected Ratings (S&P/Moody’s)

V-A	$[62,996,000]	FLT	1mo LIBOR	1.22	1-29	11/25/2008	7/25/2031	AAA/Aaa

To Maturity
Class*	Approx. Size (1)	Type	. BMark	Est. WAL(3) (yrs)	Est. Prin. Window(3) (mos)	Expected Final Maturity (4)	Stated Final Maturity (5)	Expected Ratings (S&P/Moody’s)

V-A	$[62,996,000]	FLT	1mo LIBOR	1.51	1 - 92	02/25/2014	7/25/2031	AAA/Aaa

Prepayment Rate / Draw Rate
HELOCs	50% CPR / 5% CDR

(1)	The balance of the Collateral and the Notes are subject to a variance of +/- 10%. The attributes of the collateral are subject to a variance of +/- 5%.

(2)
The Servicer may exercise its right to purchase the HELOCs on any Payment Date on or after the first Payment Date on which the principal balance of the Class V-A Notes declines to 20% or less of the principal balance of the Class V-A Notes as of the Closing Date, provided that no such purchase may be made without the consent of the Credit Enhancer unless the Policy is terminated and the Credit Enhancer is paid all reimbursements and other amounts payable to it under the Insurance Agreement.

(3)	Run to June 29, 2006 settlement date.

(4)
Upon notice to the Credit Enhancer and subject to the conditions of the Indenture and HELOC Servicing Agreement, on any Payment Date, the mortgage loan transferor may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the noteholders. Upon any such removal, the transferor interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed. Such removal may have the effect of reducing principal collections available to the Class V-A Notes, thereby extending the expected maturity of the Class V-A Notes.

(5)
The Stated Final Maturity Date with respect to the Class V-A Notes is the date on which the Credit Enhancer guarantees payment equal to the aggregate outstanding Class V-A Notes principal balance. The stated final maturity date is the month following the month of the latest maturity date of any of the Group V-A Mortgage Loans.

*
The Trust will issue one class of AAA/Aaa rated notes (the “HELOC Notes” for the purposes of this term sheet, the “Class V-A Notes” or the “Notes”) secured principally by home equity lines of credit (the “HELOCs” or the “Group V-A Mortgage Loans”).

Weighted Average Life (1) and Maturity Sensitivity of the Notes to Payments and Draws

Class V-A Notes

(Assumes No Optional Termination)

Prepayments Speeds (expressed as %CPR for HELOCs)

(1)
The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class V-A Note Principal Balance.

Note: Run to June 29, 2006 settlement date

Weighted Average Life (1) and Maturity Sensitivity of the Notes to Payments and Draws (continued)

Class V-A Notes

(Assumes No Optional Termination)

Prepayments Speeds (expressed as %CPR for HELOCs)

(1)
The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class V-A Note Principal Balance.

Note: Run to June 29, 2006 settlement date

Preliminary Summary of Terms
Trust:
American Home Mortgage Investment Trust 2006-2
The Trust will issue one class of AAA/Aaa rated notes (the “HELOC Notes” for the purposes of this term sheet, the “Class V-A Notes” or the “Notes”) secured principally by home equity lines of credit (the “HELOCs” or the “Group V-A Mortgage Loans”).

Depositor:	American Home Mortgage Securities LLC.

Seller:	American Home Mortgage Acceptance, Inc.

HELOC Servicer:	American Home Mortgage Servicing, Inc.

HELOC Back-up Servicer:	GMAC Mortgage Corporation.

Indenture Trustee:	Deutsche Bank Trust Company Americas.

Owner Trustee:	Wilmington Trust Company.

Credit Enhancer:	CIFG Assurance North America, Inc. (“CIFG”, or the “Credit Enhancer”).

Securities Administrator:	Wells Fargo Bank, N.A.

Rating Agencies:	Standard & Poor’s and Moody’s Investors Service.

Lead Manager:	UBS Securities (or UBS Investment Bank).

Co-managers:	Lehman Brothers Inc, Greenwich Capital Markets, Inc. and Goldman, Sachs & Co.

Expected Pricing Date:	The week of June 26, 2006.

Expected Closing Date:	On or about June [30], 2006.

Payment Date:	25th of each month, or the next succeeding Business Day, commencing July 2006.

Cut-Off Date:	June 20, 2006

Delay Days:	0 days

Day Count:	Actual/360

Accrual Period:
The Accrual Period with respect to the Class V-A Notes for a given Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date.

Preliminary Summary of Terms
Due Period:
With respect to any Payment Date (except the first Payment Date), the one-month period beginning on the 11th day of the calendar month immediately preceding the month in which such Payment Date occurs and ending on the 10th day of the month in which such Payment Date occurs. The first Due Period will be from the end of business June 20, 2006 through July 10, 2006. (For modeling purposes, the Due Period is assumed to be the calendar month prior to the related Payment Date).

Interest Coverage Account:
On the Closing Date, the Depositor will deliver to the Indenture Trustee for deposit in the Interest Coverage Account a cash amount as specified in the Indenture. On the first two Payment Dates, funds on deposit in the Interest Coverage Account will be applied by the Indenture Trustee to cover shortfalls in the amount of interest generated by the related assets in the trust attributable to (ii) HELOCs having first Payment Dates after the first due period and (ii) HELOCs that have a shortened first due period. The Indenture permits funds in the Interest Coverage Account, to the extent that they will not be needed to fund any shortfall of the kind described above, to be released by the Indenture Trustee to American Home Mortgage Acceptance, Inc. or its designee on the Payment Date in July 2006 as provided therein.

Credit Enhancement:
The Class V-A Notes have the following form of credit support:
(i) Excess Spread;
(ii) Overcollateralization (approximately 0.00% initial and 1.70% target); and
(iii) the Credit Enhancer will unconditionally guarantee timely payments of interest on the Class V-A Notes. The Credit Enhancer will guarantee payment of principal as described below (“Guaranteed Principal Distribution Amount”).

Optional Termination:
The Servicer may exercise its right to purchase the HELOCs on any Payment Date on or after the Payment Date on which the principal balance of the Notes declines to 20% or less of the principal balance of the Notes as of the Closing Date, provided that no such purchase may be made without the consent of the Credit Enhancer unless the Policy is terminated and the Credit Enhancer is paid all reimbursements and other amounts payable to it under the Insurance Agreement.

Preliminary Summary of Terms
Clearing:	DTC, Euroclear or Clearstream.

Denomination:	Minimum $100,000; increments of $1,000.

Prepayment Assumption:	50% CPR, 5% Draw Rate on the mortgage loans.

SMMEA Eligibility:	The Class V-A Notes will not constitute “mortgage related securities” for purposes of SMMEA.

ERISA Eligibility:	The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, subject to the considerations set forth in the prospectus supplement.

Federal Tax Status:
The Offered Notes are expected to be treated as debt instruments for federal income tax purposes. However, the Indenture will provide that in the event the Owner Trust Certificates are held by an entity which is neither a real estate investment trust (a “REIT”) nor a qualified subsidiary of a REIT, to avoid the adverse tax consequences of being taxed as a corporation, the Trust Agreement and the Indenture will provide for the Indenture Trustee to undertake certain steps, including the following: the Indenture Trustee will cause certain assets of the Trust to be transferred to a new entity with respect to which one or more REMIC elections will be made, in exchange for certain REMIC certificates to be issued by the new entity; the Trust will issue new notes (which for tax purposes are expected to constitute REMIC regular interests), backed by these REMIC certificates, to holders of Offered Notes in exchange for the Offered Notes. This exchange would be considered a taxable exchange in which a beneficial owner of an Offered Note would recognize gain or loss in an amount equal to the difference, if any, between such Offered Noteholder's adjusted tax basis in the Offered Notes and the fair market value of the new notes received in exchange therefore.

Servicing Advances:
All reasonable and customary “out of pocket” costs and expenses incurred in the performance by the HELOC Servicer or HELOC Back-up Servicer of its servicing obligations, including, but not limited to, the cost of
(i) the preservation, restoration and protection of the mortgaged property,
(ii) any enforcement or judicial proceedings, including foreclosures,
(iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and
(iv) compliance with various other obligations as specified in the HELOC Servicing Agreement or HELOC Back-up Servicing Agreement.

Advances:	The HELOC Servicer will not advance delinquent payments of principal or interest.

Preliminary Summary of Terms
Interest Distributions:
On each Payment Date, Floating Allocation Percentage of Interest Collections (reduced by the servicing fee and any unreimbursed nonrecoverable servicing advances previously made) will be distributed in the following priority:
(1) to the Credit Enhancer to pay the premium on the Credit Enhancer’s Policy;
(2) to pay accrued and any overdue interest on the Class V-A Notes accrued at a rate that is not higher than the Maximum Rate or the Class V-A Note rate;
(3) to the Class V-A noteholders, to cover any current or previous Investor Charge-Off Amounts not already reimbursed;
(4) to the Credit Enhancer, as reimbursement for prior draws made under the Credit Enhancer’s Policy;
(5) to the Class V-A noteholders, as a payment of principal, the amount necessary to build and maintain the Overcollateralization as specified by the Indenture;
(6) to the Credit Enhancer, any other amounts owed to the Credit Enhancer pursuant to the Insurance Agreement;
(7) to pay the Basis Risk Shortfall Carry-Forward Amount;
(8) to the Indenture Trustee for certain capped expenses;
(9) to the owner of the Transferor Interest; and
(10) any remaining amounts to Owner Trust Certificates.

Interest Collections:
For each Payment Date, scheduled interest due, to the extent collected from the debtor, during the related Due Period on the HELOCs and allocated to interest in accordance with the terms of the related credit line agreements together with the interest portion of any purchase price and substitution adjustment amount paid during the related Due Period, plus delinquent payments of interest and any net recoveries on HELOCs that were previously charged-off HELOCs less foreclosure profits.

Class V-A Note Rate:	For the Class V-A Notes, the least of (x) 1 Month LIBOR + [__]%, (y) the Available Funds Cap and (z) the Maximum Rate.

Preliminary Summary of Terms
Maximum Rate:
For any Payment Date is equal to the weighted average of the maximum mortgage loan rates, minus (i) the servicing fee rate, (ii) the rate at which the Indenture Trustee's fees are calculated and (iii) the per annum premium on the Credit Enhancer’s Policy expressed in dollars divided by the current principal balance of the HELOCs, for each mortgage loan, weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Due Period.

Available Funds Cap:
For any Payment Date is equal to the weighted average current loan rate minus (i) the servicing fee rate, (ii) the rate at which the Indenture Trustee's fees are calculated and (iii) the per annum premium on the Credit Enhancer’s Policy weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Due Period.

Basis Risk Shortfall Carry-Forward Amount (“Catch-Up Feature”):
If the Class V-A Note Rate is limited to the Available Funds Cap, any interest which would have accrued at the excess of (a) the lesser of (i) LIBOR + [__]% and (ii) the Maximum Rate over (b) the Available Funds Cap will be payable on the next Payment Date together with accrued interest at the lesser of (i) LIBOR + [__]% and (ii) the Maximum Rate to the extent of available funds therefor.

Group V-A Excess Interest:
With respect to any Distribution Date, the excess of (i) the Interest Collections for such Distribution Date over (ii) the amount of accrued interest and unpaid interest distributed to the Class V-A Notes on such Distribution Date, less certain fees.

Overcollateralization (“OC”):
A portion of the Group V-A Excess Interest will be applied as payments of principal on the Class V-A Notes to the extent required to reach the OC Target. This will result in an acceleration of principal payments on the Class V-A Notes relative to the amortization of the HELOCs, thereby creating OC for the Class V-A Notes. Once the required level of OC is reached, the application of the Group V-A Excess Interest will cease, until it is again needed to maintain the required level of OC.

OC Reduction Amount:
With respect to the Group V-A Mortgage Loans and any Payment Date, the lesser of (x) the related Excess OC Amount for such Payment Date and (y) the Investor Principal Distribution Amount for such Payment Date (before taking into account the related OC Reduction Amount).

Excess OC Amount:
For any Payment Date, the amount by which the related OC Amount, assuming the full Investor Principal Distribution Amount was paid on the Class V-A Notes for such Payment Date, exceeds the related OC Target amount; provided, however, that following the occurrence of a Rapid Amortization Event the Excess OC Amount shall be zero.

Initial OC:	0.00% of the initial HELOC balance.

Preliminary Summary of Terms

OC Increase Amount
With respect to the Group V-A Mortgage Loans and any Distribution Date, the excess of (1) the lesser of (a) the Group V-A Excess Interest and (b) the related Overcollateralization Target Amount over (2) the related Overcollateralized Amount (after taking into account payments to the related Notes of the Principal Collections on such Distribution Date).

OC Target:	1.70% of the initial HELOC balance.

OC Release:
Beginning with the Payment Date in January 2009 (the 31st Distribution Date or the “Step-Down Date”), the Overcollateralization amount is allowed to step down to 3.40% of the current Invested Amount, subject to certain stepdown tests; provided that in no event will the OC be less than the OC Floor.

OC Floor:	0.50% of the initial HELOC balance.

Investor Principal Distribution Amount:
On each Payment Date, Principal Collections will be distributed in the following priority:
For any Due Period during the Managed Amortization Period, holders of the Class V-A Notes will receive aggregate principal collections on the HELOCs allocable to such period less aggregate draws on such HELOCs allocable to such period.
For any Due Period during the Rapid Amortization Period, holders of the Class V-A Notes will receive all Principal Collections on the HELOCs until the Class V-A Notes are paid in full.
During the managed amortization period, principal distributions will be reduced by the OC Reduction Amount and increased by the OC Increase Amount.

Preliminary Summary of Terms

Principal Collections:
Amounts collected during the related Due Period on the HELOCs and allocated to principal in accordance with the terms of the related credit line agreement together with the principal portion of any purchase price or any substitution adjustment amounts paid during the preceding Due Period to be distributed to the Class V-A Noteholders pursuant to the Indenture.

Managed Amortization Period:	The period from the Cut-off Date to the earlier of (a) the Payment Date in June 2011 (60th Payment Date) and (b) the occurrence of a Rapid Amortization Event.

Rapid Amortization Period:	Begins on the earlier of Payment Date in July 2011 (61st Payment Date) or the occurrence of a Rapid Amortization Event.

Guaranteed Principal Distribution Amount:
With respect to any Payment Date other than the Payment Date in August 2031, CIFG will guarantee a payment equal to the amount, if any, by which (a) the Class V-A Note principal balance (after giving effect to all payments of principal on the Class V-A Notes on such Payment Date, but without giving effect to payments under the CIFG policy to be made on such Payment Date) exceeds (b) the Invested Amount as of the end of the related Due Period. With respect to the Payment Date in August 2031, CIFG will guarantee a payment equal to the outstanding Class V-A Note principal balance.

Invested Amount:
With respect to any Payment Date is the Invested Amount on the Closing Date reduced by (i) the aggregate amount of Investor Principal Distribution Amounts (before taking into account OC Reduction Amounts) as of the end of the previous Due Period and on the related Payment Date and (ii) the aggregate of Investor Charge-Off Amounts since the Cut-Off Date, including the Investor Charge-Off Amount for such Payment Date. The Invested Amount on the Closing Date will be approximately $62,996,000.00.

Transferor Interest:
This amount represents a pari passu interest in all of the assets of the Trust equal to the cumulative amount of draws on the HELOCs since the beginning of the Rapid Amortization Period.
The Transferor Interest is calculated as the outstanding pool balance at the end of the previous Due Period minus the Invested Amount.

Preliminary Summary of Terms
Floating Allocation Percentage:
With respect to any Payment Date, the percentage equivalent of a fraction with the numerator equal to the Invested Amount at the end of the previous Due Period and the denominator equal to the outstanding pool balance at the end of the previous Due Period (in the case of the first Payment Date, the Invested Amount as of the Closing Date), provided such percentage shall not be greater than 100%.

Investor Charge-Off Amounts:	For a given Payment Date, the amount of charge-offs incurred during related Due Period multiplied by the Floating Allocation Percentage.

Removal of Accounts:
Upon notice to the Credit Enhancer and subject to the conditions of the Indenture and HELOC Servicing Agreement, on any Payment Date, the mortgage loan seller may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the noteholders. The mortgage loan seller will randomly select the HELOCs to be removed. HELOCs to be removed will only be removed upon satisfaction of conditions specified in the Indenture and HELOC Servicing Agreement, including:
•  the mortgage loan seller representing and warranting that no selection criteria which are adverse to the interests of the noteholders or the Credit Enhancer were used in selecting the HELOCs to be removed; and
•  no Rapid Amortization Event has occurred or will occur as a result of the removal.
Upon any such removal, the Transferor Interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed.
Such removal may have the effect of reducing principal collections available to the Class V-A Notes, thereby extending the expected maturity of the Class V-A Notes.

Rapid Amortization Event:
A Rapid Amortization Event will be deemed to have occurred if any of the following occurs:
• Interest Collections or Principal Collections for any Payment Date are not enough to make any payment of principal or interest in each case that is due on the Class V-A Notes, and such failure continues for a period of five Business Days;
• A declaration of bankruptcy or insolvency by any of the Trust, the Depositor or the Servicer;
• The Trust becomes subject to the Investment Company Act of 1940; or
• Failure on the part of the Trust, the Depositor, the Seller or the HELOC Servicer or HELOC Back-up Servicer to perform any of its other material obligations under the HELOC Servicing Agreement or HELOC Back-up Servicing Agreement, the Trust Agreement and the Indenture.
• Cumulative draws on the Policy is greater than or equal to 1.50% of the original balance of the Group V-A Mortgage Loans.
• The occurrence of a Servicer Termination Event.

Contact Information

UBS Securities LLC
Asset-Backed Finance
Paul Scialabba	(212) 713-9832 paul.scialabba@ubs.com
Steven Warjanka	(212) 713-2466 steven.warjanka@ubs.com
Michael Zentz	(212) 713-6099 michael.zentz@ubs.com
Andrew Kennedy	(212) 713-4950 andrew.kenendy@ubs.com
Sharmeen Khan	(212) 713-6252 sharmeen.khan@ubs.com
Structure & Collateral
Michael Leung	(212) 713-8661 michael-m.leung@ubs.com
Adrian Wu	(212) 713-3153 adrian.wu@ubs.com
John Fernandez	(212) 713-8859 john.fernandez@ubs.com
Cameron Pittman	(212) 713-8462 cameron.pittman@ubs.com
Trading & Syndicate
Jack McCleary	(212) 713-4330 jack.mccleary@ubs.com
Rick Onkey	(212) 713-4002 richard.onkey@ubs.com
Joe Ruttle	(212) 713-2252 joseph.ruttle@ubs.com

Rating Agencies
Standard & Poor’s
Sai Uppuluri	(212) 438-3018 sai_uppuluri@sandp.com
John Sang	(212) 438-6058 john_sang@standardandpoors.com
Moody’s
Timothy Gildner	(212) 553-2919 timothy.gildner@moodys.com